

March 4, 2011

Andreas Wilcken, Jr.
President
Moving Box Inc.
222 E. Jones Ave.
Wake Forest, NC 27587

> **Re:     Moving Box Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed February 17, 2011**
> **File No. 333-168738**

Dear Mr. Wilcken:

    We have received your response to our prior comment letter to you dated January 10, 2011 and have the following additional comments.

General

1.  We note your response to our prior comment one.  Please revise the Plan of Distribution section beginning on page 18 to state that the selling shareholders may be deemed underwriters.

2.  Please refer to our prior comment three.  We note that you have revised your disclosure to identify Uptone Pictures, Inc. as a related party.  However, you have not disclosed the nature of the relationship between your company and Uptone Pictures, Inc., as suggested in our prior comment.  In this regard, we note that Footnote 6 to your financial statements for both the period ended March 31, 2010 and the period ended December 31, 2010 should be revised to describe the relationship between your company and Uptone Pictures, Inc.  Refer to FASB ASC 850-10-50-1 for further guidance.  In addition, we believe that it would be appropriate for you to disclose the nature of this relationship in all other sections of your filing that discuss the retention of Uptone Pictures, Inc.'s services under the Production Agreement.  For example please revise the Certain Relationships and Related Transactions section on page 34 to discuss the basis on which Uptone Pictures, Inc. is a related person.  Please revise your other disclosure, as appropriate.

Registration Statement Cover Page

3.  We note your response to our prior comment four and your revised language in
    footnote 1 to the Calculation of Registration Fee Table.  As the original price of
    $.02 per share does not appear to result in a bona fide estimate of the maximum
    offering price as the $0.02 per share price was the original price paid by selling
    shareholders and this prohibited them from making any profit on sales unless and
    until there was an active trading market, please revise the Amount of the
    Registration Fee column and pay the fee of $7.13 based on the $.05 per share
    price or advise.

Summary Information and Risk Factors, page 5

Business, page 5

4.  We note your response to our prior comment five.  Please revise to update the
    statement on page five that "we will run out of money in March 2010."  Please
    also revise this paragraph to include disclosure that you anticipate needing a
    minimum of $30,000, in addition to the $25,000 you estimate to become and stay
    a public company, to finance your business for the next twelve months.  Please
    revise the Description of Business section as appropriate.

Flow of Funds/Payments from Revenue, page 7

5.  We note your responses to our prior comments seven and eight.  Please revise
    your discussion in this section to remove the footnotes containing the specific
    amendments to the Royalty Rights Agreement, Production Agreement and
    Wilcken Note and instead provide a discussion of how the flow of funds currently
    operates among the three agreements as amended.  Please revise the Description
    of Business and Management's Discussion and Analysis of Financial Condition
    and Results of Operations sections as appropriate.

6.  Additionally, please revise your disclosure to discuss how you will determine
    when amounts can be paid to the Investors pursuant to Section 2.2 of the Royalty
    Rights Agreement and amounts can be paid under the Wilcken Note given the
    language in the Royalty Rights Agreement which states that those amounts shall
    not be paid until MBE distributes to Moving Box, Inc. "an amount equal to all
    funds necessary to fund operating expenses of Moving Box, Inc. on an on-going
    basis" and in the Wilcken Note which states that no payment shall be made under
    the note unless Moving Box, Inc. "has sufficient funds to pay its operating
    expenses" and payments on the note will be made only "to the extent and in
    amounts above the amounts Moving Box, Inc. must retain to pay its operating
    expenses on an on-going basis."  Please also clarify what constitutes "operating
    expenses" and whether such operating expenses will include salaries.  Please

revise the Description of Business and Management's Discussion and Analysis of Financial Condition and Results of Operations sections as appropriate.

7. We note that you amended your Production Agreement on January 13, 2011. In connection with that amendment, you increased the percentage of "Net Revenue" that Uptone Pictures, Inc. is entitled to from 50% to 91.67%. However, you have not revised your disclosure regarding the "flow of funds/payments from revenue" to reflect this increase. Please revise your disclosure throughout you document, as appropriate.

8. We note your disclosure in the second to last paragraph of this section that A Box for Rob will be ready for distribution in early 2011. Please update your disclosure as appropriate. Please revise the Description of Business section as appropriate.

Financial Statements for the Period Ended March 31, 2010
Balance Sheet, page F-3

9. Please refer to our prior comment 16. We note that your balance sheets and statements of cash flows for the periods ended March 31, 2010 and December 31, 2010 continue to refer to the $37,600 and $154,250 received from "Investors" as of March 31, 2010 and December 31, 2010, respectively, as "related party advances." However, we note that you previously determined that there is not a related party relationship between your company and the Investors. As such, please revise your disclosure.

Financial Statements for the Interim Reporting Period Ended December 31, 2010
Notes to the Financial Statements
Note 6 – Related Party Transactions, page F-19

10. We note that you amended your Production Agreement on January 13, 2011. In this regard, please expand the disclosure in your footnote to (i) state the impact of the amendment on both the percentage of "Net Revenue" that Uptone Pictures, Inc. is entitled to and on the flow of funds. Please also cross-reference to the additional discussion of the changes to your agreement at Footnote 7 ("Subsequent Events"). Similarly, revise your disclosure in Footnote 5 to (i) discuss the impact of the amendment to your Royalty Rights Agreement on the flow of funds under that agreement and (ii) cross-reference to further details regarding that amendment at Footnote 7. Lastly, please revise the "Subsequent Events" footnote to the financial statements for the period ended March 31, 2010, as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3505 if you have questions regarding comments on the financial statements and related matters.  Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,


Julie F. Rizzo
Attorney-Advisor


cc:     Michael Williams, Esq.
        Fax: (561) 416-2855